Highway Pharmaceuticals, Inc.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2022

Table of Contents

CONSOLIDATED BALANCE SHEET   3

CONSOLIDATED STATEMENT OF INCOME   4

CONSOLIDATED STATEMENT OF EQUITY   5

CONSOLIDATED STATEMENT OF CASH FLOWS   6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT   7

HIGHWAY PHARMACEUTICALS INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS

Cash and cash equivalents $101,952.30

TOTAL CURRENT ASSETS $102,452.30

TOTAL ASSETS $102,452.30

LIABILITIES AND SHAREHOLDERS' EQUITY

TOTAL LIABILITIES $0

SHAREHOLDERS' EQUITY

Common stock, authorized 20,000,000 shares,
5,000,000 shares issued and authorized, $0.0001 par value $500

TOTAL SHAREHOLDERS' EQUITY $500

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY **$500**

HIGHWAY PHARMACEUTICALS INC.
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2022

REVENUES	$0
COST OF GOODS SOLD	$0
GROSS PROFIT	$0
OPERATING EXPENSES	
Bank Fees	$0
Research and development	$265,246.58
TOTAL OPERATING EXPENSES	$265,246.58
TOTAL COMPREHENSIVE LOSS	**$(265,246.58)**

Highway Pharmaceuticals Inc.

CONSOLIDATED STATEMENT OF EQUITY

December 31, 2022

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	**Amount**			
BEGINNING BALANCE, Jan 1, 2022					
Contributions	5,000,000	$500	$0		$500
Other comprehensive gain/(loss)					
Net income				$0	$0
ENDING BALANCE, DECEMBER 31, 2022	5,000,000	$500	$0	$0	$500

HIGHWAY PHARMACEUTICALS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	**$ 265,246.58**

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common and preferred stock	$0
Issuance of simple agreements for future equity	**$367,198.88**

CASH PROVIDED BY INVESTING ACTIVITIES	$0
CASH AT END OF YEAR	**$101,952.30**

HIGHWAY PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
December 31, 2021

1.   Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from January 1, 2022 through December 31, 2022.

Highway Pharmaceuticals Inc. was incorporated in the State of Delaware on March 18, 2021.

Highway Pharmaceuticals Inc. is dedicated to creating safer, better, easier-to-use immunosuppressants for animals and humans.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Preparation of Financial Statement

This financial statement has not been reviewed by an independent CPA.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. As of December 31, 2022, the Company had no accounts receivable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are
expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely. The Company is subject to franchise and income tax filing requirements in the States of Delaware and Massachusetts.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $265,246.58 for the year ending December 31, 2022.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment
The company held no property or equipment as of December 31, 2022.

4. Equity
Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is twenty million (20,000,000). As of December 31, 2022, 5,000,000 shares have been issued and are outstanding.